SECURITI [barcode] SSION

12010762

SEC Mail Processing Section

FEB 13 2012

Washington, DC 125

ANNU... AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
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SEC FILE NUMBER
8-28026

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD ENDING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)
1

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

AKAR CAPITAL MANAGEMENT, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8551 WEST SUNRISE BOULEVARD, SUITE 102A
(No. and Street)

PLANTATION (City) FLORIDA (State) 33322 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EMIL A. AKAR (954) 476-7011
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRUCE D. SOULE, CPA, P.A.
(Name -- *if individual, state last, first and middle name*)

7075 Grenville Road (Address) Tallahassee (City) Florida (State) 32309 (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410(2-89)

2/17/12

OATH OR AFFIRMATION

I, EMIL A. AKAR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AKAR CAPITAL MANAGEMENT, INC., as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Emil A. Akar

Signature

ROBERT LARRICK
MY COMMISSION # DD962313
EXPIRES April 29, 2014
(407) 398-0153 FloridaNotaryService.com

Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Cash Flow.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession of control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

AKAR CAPITAL MANAGEMENT, INC.

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

CONTENTS

BRUCE D. SOULE, CPA, P.A.

CERTIFIED PUBLIC ACCOUNTANT

7075 GRENVILLE ROAD
TALLAHASSEE, FL 32309
TELEPHONE: (850) 894-3135
FAX: (850) 894-3155
TOLL FREE: (800) 957-9686
E-MAIL: bdscpa@prodigy.net

INDEPENDENT AUDITOR'S REPORT

Stockholder
Akar Capital Management, Inc.
Plantation, Florida

I have audited the accompanying balance sheet of **Akar Capital Management, Inc.** as of December 31, 2011 and 2010 and the related statements of income and retained earnings, changes in stockholder equity, changes in liabilities subordinated to claims of general creditors, and cash flow for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Akar Capital Management, Inc.** as of December 31, 2011 and 2010, and the results of its operations and its cash flow for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages nine through fourteen is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BRUCE D. SOULE, CPA, P.A.

Bruce D. Soule, CPA, PA

Certified Public Accountant

February 2, 2012

AKAR CAPITAL MANAGEMENT, INC.

BALANCE SHEET

DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS		
CURRENT ASSETS:		
Cash	$ 61,267	$ 53,422
Accounts receivable	3,482	16,827
Prepaid expenses	3,046	2,698
Total current assets	67,795	72,947
FURNITURE, EQUIPMENT AND LEASEHOLDS AT COST:		
Furniture, equipment and leaseholds	63,991	63,991
Less accumulated depreciation	55,172	51,459
Net furniture and equipment	8,819	12,532
TOTAL	$ 76,614	$ 85,479
LIABILITIES AND STOCKHOLDER EQUITY		
CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$ 8,346	$ 9,590
Commissions payable	294	607
Payroll taxes payable	3,941	4,500
Total current liabilities	12,581	14,697
STOCKHOLDER EQUITY:		
Common stock - $1.00 par value, 5,000 shares authorized, 20 shares issued and outstanding	20	20
Additional paid-in capital	20,943	20,943
Retained earnings	43,070	49,819
Total stockholder equity	64,033	70,782
TOTAL	$ 76,614	$ 85,479

The accompanying notes are an integral part of these financial statements.

AKAR CAPITAL MANAGEMENT, INC.

STATEMENT OF INCOME AND RETAINED EARNINGS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
REVENUES:		
Commisions	$ 138,206	$ 168,598
Management fee income	118,499	116,813
Other income	19,128	20,245
Total revenue	275,833	305,656
EXPENSES:		
Clearing charges	29,692	34,761
Commissions and wages	97,023	83,500
Data and regulation	8,210	13,548
Rent expense	11,004	12,201
Other expenses	86,861	81,129
Total expenses	232,790	225,139
INCOME BEFORE OTHER INCOME AND TAXES	43,043	80,517
OTHER INCOME		
Other revenue	-	40,000
INCOME BEFORE TAXES	43,043	120,517
PROVISION FOR INCOME TAXES	-0-	-0-
NET INCOME	43,043	120,517
RETAINED EARNINGS - Beginning of year	49,819	53,629
TOTAL	92,862	174,146
LESS DIVIDEND DISTRIBUTIONS	49,792	124,327
RETAINED EARNINGS - End of year	$ 43,070	$ 49,819

The accompanying notes are an integral part of these financial statements.

AKAR CAPITAL MANAGEMENT, INC.

STATEMENT OF CHANGES IN STOCKHOLDER EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	Common stock		Additional paid-in	Retained
	Shares	Amount	capital	earnings
BALANCE - January 1, 2010	20	$ 20	$ 20 943	$ 53 629
Net income for year				120 517
Dividend distributions				(124 327)
BALANCE - December 31, 2010	20	20	20 943	49 819
Net income for year				43 043
Dividend distributions				(49 792)
BALANCE - December 31, 2011	20	$ 20	$ 20 943	$ 43 070

The accompanying notes are an integral part of these financial statements.

AKAR CAPITAL MANAGEMENT, INC.

STATEMENT OF CASH FLOW

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
Cash Flow From Operating Activities:		
Net income	$ 43,043	$ 120,517
Adjustment to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	3,713	3,714
(Increase) decrease in accounts receivable	13,345	(5,561)
(Increase) decrease in prepaid expenses	(348)	731
Increase (decrease) in accounts payable	(1,244)	3,937
Increase (decrease) in commissions payable	(313)	607
Increase (decrease) in payroll taxes payable	(559)	2,832
Net cash flow provided by operating activites	57,637	126,777
Cash Flow From Investing Activities:		
Purchase of furniture and equipment	-0-	-0-
Net cash flow provided by (used in) investing activities	-0-	-0-
Cash Flow From Financing Activities:		
Dividend distribution to officer shareholder	49,792	124,327
Net cash flow provided by (used in) financing activities	(49,792)	(124,327)
Net Increase (Decrease) In Cash	7,845	2,450
Cash At Beginning of Year	53,422	50,972
Cash At End of Year	$ 61,267	$ 53,422

The accompanying notes are an integral part of these financial statements.

AKAR CAPITAL MANAGEMENT, INC.

STATEMENT OF CHANGES IN LIABILITIES

SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

SUBORDINATED LIABILITIES AT JANUARY 1, 2010	$ -0-
Changes during the year	-0-
SUBORDINATED LIABILITIES AT DECEMBER 31, 2010	-0-
Changes during the year	-0-
SUBORDINATED LIABILITIES AT DECEMBER 31, 2011	$ -0-

The accompanying notes are an integral part of these financial statements.

NOTE 1 - BUSINESS AND ORGANIZATION

The Company was incorporated in Florida on June 18, 1982 as Don Charles Investment Group, Inc. On March 27, 1984 the Company changed its name to Charles, Akar & Associates, Inc. On March 8, 2002 the Company changed its name to Akar Capital Management, Inc. The Company is registered as a broker-dealer under the Securities and Exchange Act of 1934, as amended, and is a member of Financial Industry Regulatory Authority, or FINRA.

The Company acts as an introducing broker through a clearing arrangement with a broker-dealer on a fully disclosed basis. This broker-dealer provides clearing services, handles funds of the Company's customers, holds securities, and remits activity statements to the customers.

The Company sells investment-related products, primarily securities to the small investor in Southeast Florida and Lebanon. The Company also collects quarterly fees for investment portfolio advice and service.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

RECOGNITION OF COMMISSION INCOME - Customer's securities transactions are recorded on a trade date basis with related commission income and expenses recorded on a trade date basis.

MARKET – The Company earns commissions on retail stock transactions sold to customers primarily in the South Florida area.

USE OF ESTIMATES – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

DEPRECIATION - Furniture and equipment are being depreciated on a straight-line basis over a period generally not to exceed five years. Leasehold improvements are being amortized over a three or ten year period.

CASH EQUIVALENTS – For purposes of the statement of cash flow, the Company considers all highly liquid investments available for current use with an initial maturity of three months or less to be cash equivalents.

NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities & Exchange Commission's uniform Net Capital Rule (Rule 15c 3-1) which requires that the ratio of aggregate indebtedness to

NOTE 3 – NET CAPITAL REQUIREMENT (CONTINUED)

net capital, both as defined, shall not exceed fifteen to one. Net capital and the related net capital ratio fluctuates on a daily basis; however, as of December 31, 2011 and 2010 the net capital ratio was 0.25 to 1 and 0.27 to 1 and net capital was $51,168 and $54,551 which exceeded the minimum net capital requirement by $46,168 and $49,551.

NOTE 4 - CASH

Included in cash is a $50,005 and $50,000, respectively, interest-earning deposit retained by the clearing broker-dealer to offset unsecured customer debits.

NOTE 5 - INCOME TAXES

The Company elected to become a Small Business Corporation, effective June 1, 1996. Therefore, since the shareholder pays personal tax on the income of the Company, there is no provision for income taxes in the Company.

NOTE 6 – COMMITMENTS AND RELATED PARTY TRANSACTIONS

The office space is owned by the officer/shareholder and no new lease has been signed. The Company paid $9,083 and $10,283 in common area charges and $1,920 and $1,918 in real estate taxes toward its rent in 2011 and 2010.

The officer and shareholder maintain management control and a minority ownership interest in an investment limited liability company, Cedar Capital, LLC. Akar Management Group, LLC is the sole manager of Cedar and acts as the investment manager of the Company. Emil A. Akar the managing member of Akar Management Group, LLC is also the sole shareholder of Akar Capital Management, Inc. through whom all security transactions are conducted. In 2011 and 2010, Akar Capital Management earned $4,717 and $6,110 in management fees, respectively. $376 and $1,022 was unpaid at each year end.

NOTE 7 – PENSION PLAN

The Company adopted a Savings Incentive Match Plan for Employees or SIMPLE. Under the plan the employees are allowed to defer part of their salary. The Company matched 3% of employee salaries in the amount of $2,336 and $1,386 in 2011 and 2010.

NOTE 8 – SUBSEQUENT EVENTS

Subsequent events have been considered up to the date of the report.

AKAR CAPITAL MANAGEMENT, INC.

SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5

DECEMBER 31, 2011 AND 2010

	2011	2010
COMPUTATION OF NET CAPITAL		
Total stockholder equity	$ 64,033	$ 70,781
Deductions and/or charges:		
Nonallowable assets:		
Haircut on money market	(1,000)	(1,000)
Other assets	(3,046)	(2,698)
Furniture, equipment and leaseholds	(8,819)	(12,532)
NET CAPITAL	$ 51,168	$ 54,551
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Net capital required (greater of a or b)	$ 5,000	$ 5,000
a. Minimum capital required (6-2/3% of aggregate indebtedness)	$ 839	$ 980
b. Minimum dollar of net capital required	$ 5,000	$ 5,000
Excess net capital	$ 46,168	$ 49,551
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness	$ 12,581	$ 14,697
Ratio of aggregate indebtedness to net capital	0.25:1	0.27:1

AKAR CAPITAL MANAGEMENT, INC.

SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5 (CONTINUED)

DECEMBER 31, 2011 AND 2010

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

The net capital per the FOCUS Report for the quarter ended December 31, 2011 and 2010 was $61,764 and $58,101.

	2011	2010
The adjustments which reconcile the net capital as shown on the FOCUS Report	$ 61,764	$ 58,101
1. Increase in net capital due to trade date adjustment	396	2,036
2. Decrease in commission receivable	(3,724)	-0-
2. Net increase in accounts payable	(6,268)	(4,586)
3. Haircut on money market fund	(1,000)	(1,000)
Net capital per report	$ 51,168	$ 54,551

EXEMPTIVE PROVISION UNDER RULE 15c3-3

With respect to the Computation for Determination of Reserve Requirements and Information relating to the Possession or Control Requirements under Rule 15c3-3, Akar Capital Management, Inc. qualifies for exemption under subparagraph (K)(2)(ii) of the Rule.

BRUCE D. SOULE, CPA, P.A.
CERTIFIED PUBLIC ACCOUNTANT

7075 GRENVILLE ROAD
TALLAHASSEE, FL 32309
TELEPHONE: (850) 894-3135
FAX: (850) 894-3155
TOLL FREE: (800) 957-9686
E-MAIL: bdscpa@prodigy.net

INDEPENDENT ACCOUNTANT'S SUPPLEMENTARY REPORT ON
INTERNAL ACCOUNTING CONTROL

Stockholder
Akar Capital Management, Inc.
Plantation, Florida

I have examined the financial statements of **Akar Capital Mangement, Inc.** for the year ended December 31, 2011 and have issued my report thereon, dated February 2, 2012. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities Exchange Act of 1934. This study and evaluation included, in the accounting system, the procedures for safeguarding securities and the practices and procedures followed by the Company in making the periodic computations of net capital under Rule 17a-3(a)(11). Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. The purposes of my study and evaluation were to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the Company's financial statements and to provide a basis of reporting material weaknesses in internal accounting control under Rule 17a-5. My study and evaluation was more limited than would be necessary to express an opinion on the system of internal accounting control taken as a whole.

I have found that, with respect to Rule 15c3-3, the Company does not obtain and maintain physical possession or control of any fully paid or excess margin securities of customers.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

INDEPENDENT ACCOUNTANT'S SUPPLEMENTARY REPORT ON
INTERNAL ACCOUNTING CONTROL

(CONTINUED)

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation, described in the first paragraph, would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of the Company taken as a whole. However, my study and evaluation disclosed no condition that I believe to be a material weakness.

This report is intended solely for the use of management, the Securities & Exchange Commission, and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.

BRUCE D. SOULE, CPA, P.A.

Bruce Soule, CPA, PA

Certified Public Accountant

February 2, 2012

BRUCE D. SOULE, CPA, P.A.

CERTIFIED PUBLIC ACCOUNTANT

7075 GRENVILLE ROAD
TALLAHASSEE, FL 32309
TELEPHONE: (850) 894-3135
FAX: (850) 894-3155
TOLL FREE: (800) 957-9686
E-MAIL: bdscpa@prodigy.net

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors
Akar Capital Management, Inc.
Plantation, FL

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2011 to December 31, 2011, which were agreed to by Akar Capital Management, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Akar Capital Management, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Akar Capital Management, Inc.'s management is responsible for the Akar Capital Management, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form STPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the Total Revenue amounts of the audited Form X-1 7A-5 for the year ended December 31, 2011 with the amounts reported in Form SIPC-7 for the period from January 1, 2011 to December 31, 2011 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Bruce D. Soule, CPA, P. A.

Bruce Soule, CPA, PA

Certified Public Accountant

February 2, 2012